UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67360

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NC Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 Piccard Drive
(No. and Street)

Rockville	Maryland	20850
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darren Womer	(240) 988-1296	dwomer@nationalcapital-dc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flynn & Company, Inc.
(Name – if individual, state last, first, and middle name)

7800 E. Kemper Road	Cincinnati	Ohio	45249
(Address)	(City)	(State)	(Zip Code)

11/17/2009	3876
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Darren Womer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NC Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jasmin Lebrock

[signature]

Notary Public EXP: 05/30/2023

JASMIN LEBROCK NOTARY PUBLIC EXP 5-30-2023 MONTGOMERY COUNTY, MARYLAND

Signature: [signature]

Title: President and CCO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- N/A ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☑ (z) Other: A copy of the SIPC Supplemental Report.

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2021

NC SECURITIES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2021

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
NC Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NC Securities, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of NC Securities, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NC Securities, LLC's management. Our responsibility is to express an opinion on NC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of NC Securities, LLC's financial statements. The supplemental information is the responsibility of NC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as NC Securities, LLC's auditor since 2015.
February 24, 2022
Cincinnati, OH

NC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Current assets	
Cash	$ 67,229
Total assets	$ 67,229

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
	$ -0-
Member's equity	67,229
Total liabilities and member's equity	$ 67,229

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2021

Revenue	$ 645,011
Compensation Expenses	575,609
Regulatory Fees	3,396
Overhead allocation and Labor	2,400
Other expenses	10,912
Total operating expenses	592,317
Net Profit	$ 52,694

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

Balance, beginning of year	$	17,135
Net Profit for the year		52,694
Capital contributions for the year		2,400
Distributions to Parent company		(5,000)
Balance, end of year	$	67,229

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities	
Net Profit	$ 52,694
Decrease in Prepaid Expenses	4,775
Net cash provided by operating activities	57,469
Cash flows from financing activities	
Capital contributions from Parent company	2,400
Distributions to Parent company	(5,000)
Net cash Used by financing activities	(2,600)
Net increase in cash	54,869
Cash, beginning of year	12,360
Cash, end of year	$ 67,229

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021

1. Organization

NC Securities, LLC (the Company) was organized on September 28, 2005, pursuant to the laws of the State of Delaware. On November 16, 2006, the Company became a registered broker/dealer entity under the regulations of FINRA, the Financial Industry Regulatory Authority.

2. Summary of significant accounting policies

Cash and cash equivalents

The Company considers all cash and investment accounts with original maturities of three months or less to be cash equivalents.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

The Company is a limited liability company which is a pass-through entity for Federal and Maryland income tax reporting. Pass-through entities are not subject to Federal income taxes. Most states, including Maryland, also treat pass-through entities consistently with the Federal regulations. Any income or loss of pass-through entities is reported in the tax returns of the owners of the entity.

The Company, as a "single member LLC", is included in the tax return of the Parent company and does not file separate income tax returns. The Company does not have any uncertainties in income taxes nor are there any unrecognized tax benefits to be disclosed as of December 31, 2021.

M&A Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Significant Judgments

Revenue from contracts with customers include fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Related party relationships and transactions

The Company is a wholly-owned by National Capital Company, LLC ("NCC") and was formed to be the broker dealer entity for merger and acquisition transactions entered into by NCC that were deemed to be "sales of securities". Under this arrangement, the Company is dependent on NCC for future revenue, since the Company does not independently market its services.

NCC has funded the formation and operations of the Company through contributions to capital. The Company's ability to continue in business is dependent on NCC's continued capital contributions and/or NCC entering into transactions from which the Company will earn revenue.

NCC provides administrative services to the Company under a Management Services Agreement, as amended, that required monthly charges to the Company by NCC of $100 per month for a total $1,200 per year. NCC has agreed that these charges will be funded by a monthly contribution of capital to the Company.

As of December 31, 2021, there are no amounts due to or from NCC.

3. **Net capital requirement**

The Company is subject to SEC Rule 15c3, which requires the maintenance of minimum net capital in an amount equal to the greater of $5,000 or 1/15 of total aggregate indebtedness. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2021, the Company had net capital of $67,229 which was $62,229 in excess of its required net capital of $5,000. The Company's year-end ratio of aggregate indebtedness to net capital was 0 to 1 as it had no AI on the books.

4. **Subsequent events**

Management of the Company has evaluated events or transactions that occurred after December 31, 2021, through February 24, 2022, the date the financial statements were available to be issued and has determined that there are no subsequent events or transactions that should be disclosed in the financial statements.

5. Risk and Uncertainties

In March of 2020, the World Health Organization declared the outbreak of the COVID-19 a pandemic which continues to spread throughout the United States. COVID-19 has caused a severe negative impact on the world economy and has contributed to significant declines and volatility in financial markets. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Management is carefully monitoring the situation and evaluating its options as circumstances evolve.

NC SECURITIES, LLC
Supplementary Information
December 31, 2021

Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 67,299
Deduct ownership equity not allowable for Net Capital	-
Total ownership equity qualified for Net Capital	67,299
Add:	
Liabilities subordinated to claims of general creditors	-
Other allowable credits	-
Deduct:	
Prepaid Expenses	-
A/R	-
Total nonallowable assets from Statement of Financial Condition	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
Less haircuts on securities:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities	-
Undue concentration	-
Other	
Net capital	**$ 67,299**
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ -
Items not included in financial statements	-
Aggregate indebtedness	**$ -**
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 62,299
Ratio: Aggregate indebtedness to net capital	0 to 1

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION
DECEMBER 31, 2021

Reconciliation of net capital

There are no material differences between the audited Computation of Net Capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2021, and accordingly, no reconciliation is required.

Computation for determination of reserve requirements

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it claims exemption from Rule 15c3-3 as a Non-Covered Firm and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15C3-3).

Report of Independent Registered Public Accounting Firm

To the Shareholders
NC Securities, LLC
Rockville, Maryland

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) NC Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:

1. The Company receives transaction-based compensation from private placement, merger and acquisition services and does not receive or hold any customer funds or securities.
2. The Company claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
3. The Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth as a Non-Covered Firm, as defined under the Securities and Exchange Commission's *Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule*.

February 24, 2022
Cincinnati, OH

NC SECURITIES, LLC

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2021

Nc Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CF 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Broker-Dealer receives transaction-based compensation from private placement, merger and acquisition clients and does not receive or hold any customer funds or securities.

   Broker Dealer claimed an exemption as a Non-Covered Firm and (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c-2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

2. The Company has met this exemption for the entire fiscal year ending December 31, 2021 without exception.

Darren S. Womer

Darren Womer
President & CEO

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
NC Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of NC Securities, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do

not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.
This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cincinnati, OH
February 24, 2022